

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Laura A. Francis
Chief Operating Officer & Chief Financial Officer
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

> **Re: SI-BONE, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 11, 2020**
> **File No. 001-38701**

Dear Ms. Francis:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences